

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

> **Re: Novus Robotics Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed October 11, 2012**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed October 24, 2012**
> **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Share Exchange Agreement, page 2

1.   Refer to your responses to prior comments 2 and 17:

- Please tell us why you revised the amount of the convertible notes disclosed on page 2. The revised amounts differ from the amounts mentioned in section 3.11 of the share exchange agreement filed with your Form 8-K on February 3, 2012.
- Please tell us which exhibit to this filing represents each note.
- Please reconcile the balance due under the notes as disclosed here and on page 26.
- If you are currently in default under the notes, please say so directly, and discuss the default in your Liquidity and Capital Resources disclosure. Also, disclose the rate at which interest is accruing.

- Please disclose the nature of the dispute that was settled via the settlement agreements mentioned on page 26.
- Please provide us support for your statement on page 2 that the parties do not believe that non-compliance with your representation and warranties in section 3.11 of the share exchange agreement is material and will not have adverse consequences. Include in your response the remedies available to the parties to the share exchange agreement.

Description of Business Operations, page 4

2. Please reconcile your disclosure on page 16 in response to prior comment 8 that you have no revenue from medical robotics, personal robotic devices and water treatment with your disclosure in the first paragraph of this section that you are "currently applying [your] service solutions" to these markets.

3. Please expand your disclosure added in response to prior comment 4 to clarify which of the components identified in the list of bullet points on page 5 are components you make and which are components you purchase from third parties. It is unclear whether the "electrical cabinet" that you mention in this section consists of all of the components that you mention on page 5.

Products, page 5

4. We note your revised disclosure in response to prior comment 5; however, you have not provided objective support for your claim concerning competitive pricing, particularly given that you identify two other "value propositions" that could explain why you have generated sales in spite of non-competitive pricing. Accordingly, please submit to us objective support for your pricing claim.

5. Please clarify the difference between your machinery products and the tooling business that you say on page 16 has a higher profit margin.

Marketing, page 6

6. Refer to your revisions in response to prior comment 6:
- Please provide us your calculations that clearly tie the numbers in the fifth paragraph of this section to the dollar amounts in each purchase order that you filed as an exhibit.
- Please provide us signed copies of the agreement reflecting the $1,800,000 sales to JCI mentioned on page 18. Also tell us why you have not filed the agreement as an exhibit.
- Please reconcile your revised disclosure on page 6 that Johnson Controls accounted for 46% of sales in the fiscal year ended December 31, 2010 with note 7 of your

audited financial statements which indicates that more than 90% of your 2010 sales were to Johnson Controls.

- With a view to disclosure, please tell us whether you "issue" purchase orders to Toyota Boshoku, as disclosed on page 6, or whether you receive purchase orders from this customer.

- Please tell us the relationship between you and D and R Tooling, Inc., the entity named as supplier in the purchase orders that you filed as exhibits. We note that you have not filed exhibit 21 identifying subsidiaries.

Management's Discussion and Analysis, page 15

7.   Please revise your disclosure throughout your document to be consistent with your response to prior comment 16. We note for example your reference to emerging growth company status in the first paragraph of this section. Also, your disclosure on page 34 is inconsistent regarding your emerging growth company status.

Results of Operation, page 15

8.   Please tell us why you have removed disclosure concerning the $99,000 increase related to prototype parts.

9.   From your disclosure in response to prior comment 8, it is unclear whether your plant is fully utilized, and if not, the extent of utilization. Please clarify.

10.   Please expand your response to prior comment 10 to tell us whether you are achieving the growth rate and level of business necessary to achieve the projections in your November 7, 2011 press release.

Beneficial Ownership Chart, page 20

11.   We note your revised disclosure in response to prior comment 11. Please tell us how you arrived at the 46,300,000 share total for executive officers and directors as a group in light of your disclosure in footnotes 2 and 3 that there are 28,320,000 shares in Mr. Paolucci's name, 14,160,000 in Mr. Karanovic's name and 16,520,000 in D Mecatronics name. Please also explain why the percentage of beneficial ownership figures disclosed in the third column of this table should not be equal to the number of shares disclosed in the second column divided by the 88,650,000 share figure disclosed in footnote 1.

12.   In an appropriate section of your document, please clarify how your executive officers acquired their shares given your disclosure on page 4 that D&R Technology was wholly owned by D Mecatronics. If D&R Technology was wholly owned by D Mecatronics, it appears that the shares you issued for D&R Technology would all have been issued to D Mecatronics.

13. Please expand your response to prior comment 12 to tell us whether you intend to disclose in your next 10-K the failure to file Section 16 reports. See Regulation S-K Item 405. If you do not intend to include such disclosure in your 10-K, please tell us the exemption from Section 16 applicable to your affiliates; cite in your response the specific rule or other authority on which you rely.

Executive Officers and Directors, page 21

14. We note your revised disclosure in response to prior comment 13. Your disclosure that Mr. Paolucci has been employed by D&R Technologies Inc. "from 1994 through 2004" suggests that his employment terminated in 2004. Please revise to clarify what, if anything, relating to his employment transpired in 2004. Also, please specify the titles of the roles your affiliates hold or held with D&R Technology Inc. In this regard, we note the titles mentioned in your November 17, 2011 press release.

15. Your added disclosure regarding Dieco appears to indicate that it is a competitor of yours. With a view toward clarified disclosure, please tell us when Mr. Paolucci and Mr. Karanovic left Dieco and whether there is a risk that you use Dieco intellectual property in your business.

Certain Relationships and Related Transactions, page 25

16. Please reconcile your added disclosure in response to prior comment 14 regarding the lack of related transactions with the information in the fourth paragraph of your liquidity disclosure on page 17 which appears to refer to related-person transactions. We also note your disclosure on page 7 that your director, Drasko Karanovic, provides full-time services for your day-to-day operations and your disclosure on page 23 that your director, Velijko Pjevac, is an engineering manager for you; it is unclear why you do not disclose their compensation here.

17. Please reconcile your statement in the first paragraph that the shareholder advance has been rescinded with the disclosure in the second paragraph that $300,000 remains due.

Capital Stock Issued and Outstanding, page 26

18. Please reconcile your statements that your 2009 settlement agreements provide for conversion of the notes with your statement in the next paragraph regarding the potential that you would issue the shares in accordance with the settlement agreements. Did you not comply with the terms of the settlement agreements? What authority permits you to delay the conversion?

Description of Common Stock, page 27

19.   We note your revised disclosure in response to prior comment 18; however, you have not
described the subject matter of the first three paragraphs and the final paragraph of
Article Seventh of your Articles of Incorporation. Please revise accordingly. Also, if the
paragraph numbered 5 in Article Seventh means that the board can sell substantially all of
your assets or operations without shareholder approval, please say so clearly in this
section and add an appropriate risk factor.

Market Price and Dividends, page 30

20.   Please reconcile the disclosure you added on page 31 in response to prior comment 20
with your disclosure in the third paragraph of your "Market Price and Dividends"
disclosure on page 30.

Exhibits

21.   We refer to prior comment 22 and the response to prior comment 1 contained in your
letter dated August 21, 2012 in which you indicate that as of a recent date the Controlling
Shareholders agreed to forego the $262,000 payment. Please file this agreement as an
exhibit.

22.   Given your response to prior comment 24 that the agreements were signed, please tell us
why you have filed unsigned agreements. Also, please refer to that part of prior comment
24 which indicates that the last sentence of Regulation S-T Item 304(e) provides that you
should not file exhibits as a graphics or image file; we note that you continue to include
exhibits as a graphics or image file, like exhibit 10.3.

Exhibit 99.1

D&R Technologies Inc. Financial Statements

Note 6. Income Taxes, page F-10

23.   We note your response to prior comment 21 as well as the revised income tax disclosures
on pages 35 and 36 of the most recently filed Form 8-K amendment. We also note this
filing does not include an Exhibit 99.1 with amended D&R Technologies' financial
statement footnote disclosures. According to the guidance in paragraphs 1 and 12 of
FASB ASC 740-10-50, the referenced income tax disclosures are required to be
presented in the financial statements or notes thereto. Please amend your Form 8-K to
include the tax disclosures currently at pages 35 and 36 of this amended Form 8-K in
Note 6 of the D&R Technologies financial statements in Exhibit 99.1.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2012

24.   Our prior comment 9 referred to response 17 in your letter to us dated August 21, 2012. In that response, you indicate that you are reviewing your 10-Q filed August 14, 2012 to ensure compliance with comments and required disclosure. Your response was based on comment 17 in our July 13, 2012 letter to you which asked you to apply the guidance in that July 13, 2012 letter and in our May 17, 2012 comment letter to revise the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q that you filed on May 17, 2012.   It remains unclear how you addressed that July 13, 2012 comment 17 in your Form 10-Q amended October 24, 2012 or in your Form 10-Q filed May 17, 2012. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.